Byron F. Egan
(214) 953-5727
began@jw.com

VIA FEDERAL EXPRESS

November 17, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3-09

Attn:	Mr. Jeffrey Riedler
Assistant Director
c/o Mr. Gregory S. Belliston

Re:	GAINSCO, INC.
First Amendment to Preliminary Proxy Statement on Schedule 14A
Filed November 17, 2004
File No. 1-09828

Ladies and Gentlemen:

On behalf of GAINSCO, INC., a Texas corporation (the “Company”), filed herewith is a first amended Schedule 14A including an amended preliminary proxy statement relating to a Special Meeting of Shareholders of the Company to be held on December 22, 2004 (the “Proxy Statement”) that is intended to be responsive to the comments contained in the staff’s letter (the “Comment Letter”) dated November 4, 2004, regarding the Schedule 14A filing initially made by the Company on October 5, 2004. A marked copy of the Proxy Statement (reflecting changes from the filing made on October 5, 2004) is also enclosed herewith.

The enclosed Proxy Statement indicates that the date of the Special Meeting has been moved back to December 22, 2004. To hold the meeting on that date, the Company needs to begin mailing on November 24, 2004. We would be appreciative if the staff could complete its review of this filing in time for us to meet that November 24, 2004 mailing date. It is important to the Company that the shareholders vote on the transactions, and that they be closed, in 2004.

The following responses indicate, where applicable, the additions or revisions that have been included in the amended preliminary Proxy Statement filed herewith in response to the staff’s comments. The responses are numbered to correspond to the numbers assigned in the Comment Letter. Capitalized terms used in this response letter but not defined herein have the meanings assigned to such terms in the Proxy Statement, and, unless otherwise indicated, page references in the Company’s response below are to pages in the marked copy of the Proxy Statement.

Securities and Exchange Commission
November 17, 2004

General

1.	The Company inserted the information required by Item 3 of Schedule 14A on page 9 of the amended Proxy Statement. The Company inserted the information required by Item 23 of Schedule 14A on page 112 of the amended Proxy Statement.

2.	Rule 13e-3 under the Exchange Act is not applicable to the contemplated transactions, and the transactions are not the first step toward delisting the Common Stock. As described on page 68 of the Proxy Statement, the Common Stock was delisted by the New York Stock Exchange on April 14, 2002 because (as previously disclosed) the trading price for the Common Stock had fallen below $1.00 for the requisite period and the Company did not meet the quantitative criteria for continued NYSE listing. The Common Stock is now quoted on the OTC Bulletin Board, and none of the contemplated transactions is expected to affect its eligibility for continued quotation on the OTC Bulletin Board. As the Company has only 227 shareholders of record (see page 69 of the Proxy Statement), the Company has been eligible under Exchange Act Rule 12g-4 to terminate its registration under Section 12(g) of the Exchange Act and cease filing periodic reports and proxy materials with the SEC, but has chosen to remain a reporting company.

Further, the contemplated transactions are intended to maintain the Company’s status as a reporting company whose securities are publicly traded, although market forces will determine the nature of the trading market, if any, for the Common Stock. Each of the recapitalization agreements provides that at least until the second anniversary of the closing date the Common Stock will continue to be registered under Section 12(g) of the Exchange Act and the Company will continue to file reports on Form 10-K, 10-Q and 8-K and proxy materials with the SEC. See pages 79 and 80, 86 and 91 of the Proxy Statement. These provisions of the recapitalization agreements should preclude the occurrence of a Rule 13e-3 transaction for at least two years after the closing.

None of the effects described in Rule 13e-3(a)(ii) necessary for a Rule 13e-3 transaction to exist would occur as a result of consummation of the transactions contemplated by the Proposals. Rule 13e-3(a)(ii)(A) is not applicable because none of the Preferred Stock is subject to Section 12(g) or 15(d) of the Exchange Act, the Common Stock is already held of record by less than 300 persons and the recapitalization will not reduce the Common Stock ownership of any shareholder. Rule 13e-3(a)(ii)(B) is not applicable because the Company’s Common Stock will continue to be eligible to be quoted on the OTC Bulletin Board. Because the transactions described in the Company’s Proxy Statement would not result in either of the effects described in Rule 13e-3(a)(3)(ii), the transactions would not result in a Rule 13e-3 transaction as defined in Rule 13e-3, and Rule 13e-3 is inapplicable.

3.	The Company has amended the Proxy Statement to unbundle both proposals so that investors will have the opportunity to vote separately on all six components of the original proposals. The parties to the recapitalization and employment agreements have conditioned completion of these now separated six proposals on approval of all six such

Securities and Exchange Commission
November 17, 2004

proposals. The Company also added a new proposal on pages 103 and 104 of the amended Proxy Statement regarding adjournments.

The Company determined that it is unnecessary to solicit shareholder votes regarding the resignation of Hugh M. Balloch from the Board, which would reduce the number of directors in office from eight to seven. Mr. Balloch’s resignation does not change the number of directors and only leaves a vacancy which the Board has no current plans to fill. Two designees of GMSP currently serve on the Board – Mr. Balloch and John C. Goff. Following the closing of the recapitalization transactions, GMSP would be entitled to designate Mr. Goff to serve on the Board (or if he ceases to serve on the Board, another GMSP designee), and only for so long as the GMSP Group owns at least 20% of the Voting Stock.

Further, the GMSP Exchange Agreement, the Stallings Investment Agreement and the Reis Investment Agreement each require the Company to observe and comply with the NYSE Rules described on pages 79 and 80, 86, and 91, including NYSE Rule 303A.01, which requires NYSE listed companies to have a majority of independent directors. The easiest way for the Company to comply with NYSE Rule 303A.01 is for one member of the Company’s Board of Directors who does not meet the NYSE independence standard to resign from the Company’s Board of Directors. Because following the closing of the recapitalization transactions GMSP would no longer have the contractual right to designate two members of the Board, and because GMSP would designate Mr. Goff to serve on the Board (or if he ceases to serve on the Board, another GMSP designee), Mr. Balloch is expected to resign from the Company’s Board of Directors to cause the Board to consist of a majority of NYSE independent directors so the Company can begin compliance with NYSE Rule 303A.01.

Mr. Balloch is not being removed from the Board of Directors, which would require corporate action not associated with his resignation. The Board currently has no plans to replace Mr. Balloch or to reduce the number of directors on its Board. However, even if the Company does eventually determine to reduce the number of directors on its Board, the Company’s shareholders do not have the right under the Company’s bylaws to vote regarding whether to reduce the number of directors from eight to seven. That power is reserved to the Company’s Board of Directors under Section 3.03 of the Company’s bylaws, which states, “The number of directors may be increased or decreased from time to time by resolution adopted by the board of directors, but no increase shall have the effect of shortening the term of any incumbent director.” The amended Proxy Statement clarifies that the number of directors comprising the Board is not being reduced. See page 2 of the President’s letter and pages 14 and 27 of the Proxy Statement.

Shareholder Letter

4.	Throughout the Proxy Statement the Company has referenced the $2 million of estimated transaction costs whenever the amount of cash expected from the transaction is discussed.

Securities and Exchange Commission
November 17, 2004

Purpose of and Reason for the Restructuring, page 2

5.	The Company has amended pages 2 and 31-32 of the Proxy Statement to comply with the staff’s request by disclosing that calling the Series A Preferred Stock for redemption satisfied a condition to GMSP’s obligations to make an additional cash investment in Preferred Stock in 2001 and explaining the background of the 2001 transaction.

The Recapitalization, page 3

6.	The Company has disclosed the negotiated price per share inherent in the recapitalization throughout the Proxy Statement.

Termination of the Recapitalization Agreements; Nonsolicitation, page 7

7.	The Company has revised the Proxy Statement to clarify, whenever the obligation of the Series A Preferred Stock to vote on an as converted basis in proportion to the votes of all shares of Common Stock for two years after the closing of the recapitalization transactions is discussed, that such proportional vote will have no effect on the outcome of any proposal submitted to the holders of the Common Stock during such two year period. See pages 4, 10, 15, 17 and 82.

Shareholder Vote to Approve the Recapitalization Proposal and the Employment Agreements Proposal, page 8

8.	None of the proposals is assured of receiving Shareholder Approval. Shareholder Approval refers to the approval of a matter by the affirmative vote of both (i) the holders of not less than a majority of the outstanding Voting Stock (including shares of Voting Stock held by Interested Shareholders) present in person or by proxy at the Special Meeting and voting for or against, or expressly abstaining from voting on, the applicable Proposal and (ii) the holders of not less than a majority of the outstanding Common Stock (excluding all shares of Voting Stock held by Interested Shareholders) present in person or by proxy at the Special Meeting and voting for or against the applicable Proposal. GMSP and the Company’s directors and executive officers as a group make up less than the majority vote required in clause (i), and they are excluded from voting under clause (ii) because they are Interested Shareholders. GMSP and the Company’s directors and executive officers as a group also make up less than the majority vote required to approve the adjournments proposal. The Company knows of no other shareholders who have committed to vote in favor of the proposals.

9.	The Company has amended the Proxy statement to include on pages 8 and 26 the percentages of the Voting Stock represented by the Series A Preferred Stock and the Series B Preferred Stock.

Securities and Exchange Commission
November 17, 2004

How was the exchange rate for the Series A Preferred Stock determined? page 12

10.	The Company has amended the Proxy Statement to include the disclosure that its stock price as of August 27, 2004, the day before the announcement of the recapitalization, was $0.67. See page 14 of the amended Proxy Statement.

11.	The Company has amended the Proxy Statement to include the estimated book value per share. See page 14 of the amended Proxy Statement.

Why are the Proposals being submitted for approval by our shareholders? page 15

12.	The Company has amended the Proxy Statement to state whether the Board might go forward with the transactions even if the transactions do not receive Shareholder Approval. See pages 17 and 21 of the amended Proxy Statement.

What are the U.S. Federal income tax consequences of the restructuring to me? page 19

13.	The Company has received a tax opinion from KPMG LLP. The Company has amended its disclosure on page 21 to reflect that fact and the opinion of KPMG is attached as Appendix VIII.

The Participants; Interest of Certain Person In Matters to Be Acted Upon, page 24

14.	The Company has amended its disclosure on pages 27–29 of the Proxy Statement to include the information required by Item 5 of Schedule 14A.

Background of the Recapitalization, page 30

15.	The Company has amended its disclosure on page 35 of the Proxy Statement to explain why the acquisition the Company was considering “never developed to the point that it was ready for Special Committee consideration.”

16.	The Company has amended its disclosure on page 36 of the Proxy Statement to discuss the significance of A.M. Best ratings and whether the Company is currently being considered for a ratings downgrade.

17.	The Company has amended its disclosure on page 37 of the Proxy Statement to include discussion of the services Jackson Walker provided to Crescent Real Estate Equities and Texas Capital Bancshares, and has included discussion regarding the reason these services did not conflict with the services provided to the Special Committee.

18.	The Company has amended its disclosure on page 38 of the Proxy Statement to discuss Houlihan’s view regarding the December 2nd proposal.

19.	The Company has amended its disclosure on page 39 of the Proxy Statement to discuss the reasons the negotiations with GMSP had been unsuccessful and the information presented to the Audit Committee and its impact on the recapitalization.

Securities and Exchange Commission
November 17, 2004

20.	The Company has amended its disclosure on page 41 of the Proxy Statement to clarify the Special Committee’s rationale behind hiring additional or replacement counsel.

21.	We are furnishing the “board book” that Sanders Morris Harris furnished to Board members in connection with the transactions under the separate cover. See response to Comment 23 in respect of the independent compensation consultant.

22.	The Special Committee did not share its valuation analyses with GMSP. The Company has disclosed this fact in the amended Proxy Statement on page 41.

23.	We are aware of the existence of Rule 436 “Consents Required in Special Cases,” which applies to registration statements. However, we have found no Exchange Act rule or guideline that requires the identification of an independent compensation consultant or that its report be included in a proxy statement. Notwithstanding the foregoing, the Company has requested the written consent of the independent compensation consultant.

The independent compensation consultant has informed us that it approves the disclosure in the preliminary Proxy Statement regarding its report, but refuses to consent to the inclusion of its name or its report in the proxy statement or any other publicly available filing with the SEC. The consultant advises us that its refusal is based on its national policy as adopted by its board of directors. As a result, the Company respectfully advises the staff that it is unable to obtain and include such a consent.

Further information regarding this matter is being furnished under separate cover.

24.	The Company has determined that the limited general agency agreement entered into on September 30, 2004 between the Company and the entity involved in the earlier general agency opportunity is immaterial in size and nature, and does not rise to a level requiring disclosure in the Proxy Statement. The Company disclosed the agreement in the Proxy Statement only because it was entered into with the same entity with which the Company had been in negotiations for a comprehensive exclusive long-term general agency agreement earlier in the year that might have been material had it been executed and that is disclosed elsewhere in the Proxy Statement. Unlike the previously discussed relationship, the agreement is not exclusive and does not establish a long term relationship or contemplate substantial premium volumes. Further information regarding the response to this item is included under separate cover letter with the materials requested by the staff under staff comments 21 and 23.

Opinion of the Special Committee’s Financial Advisor, page 41

25.	Materials responsive to this comment are being sent to you under separate cover.

Historical Stock Price Performance, page 46

26.	The Company has amended its disclosure on page 53 of the Proxy Statement and the new table inserted in this section which can be found in the Edgar version of the Proxy Statement to discuss whether all companies in the nonstandard auto insurance business were included in the analysis.

Securities and Exchange Commission
November 17, 2004

27.	The Company has amended its disclosure on page 54 of the Proxy Statement to clarify how Sanders Morris used the information that the Company’s stock increased 141.4% while the comparable companies and S&P indices “remained relatively flat.” Also on page 54, the Company has also included discussion regarding whether Sanders Morris believed the 141.4% stock increase supported the fairness of the transactions and quantified the increase in the comparable companies index and in the S&P 500 index.

Market Approach – Guideline Company Multiples, page 47

28.	The Company has amended its disclosure on page 55 of the Proxy Statement to state that estimates were not available for Affirmative Insurance Holdings, Inc.; Hallmark Financial Services Inc.; and Vesta Insurance Group, Inc.

Market Approach – Guideline Transaction Multiples, page 48

29.	The Company has amended its disclosure in the new table inserted in this section which can be found in the Edgar version of the Proxy Statement to identify the 42 change-of-control transactions Sanders Morris reviewed, as well as the 13 transactions that were less than $100 million.

30.	The Company has amended its disclosure to identify the outlying transactions and their applicable ratios on page 57 of the Proxy Statement.

31.	The Company has amended its disclosure on page 58 of the Proxy Statement to show the calculations based on both the 42 public comparable transactions and on the 13 public comparable transactions that were less than $100 million.

General, page 53

32.	The Company has amended its disclosure on page 61 of the Proxy Statement to state that the summary contains all material aspects of the analyses.

Proposal One: The Recapitalization Proposal, page 68

33.	The Company has amended its disclosure to on page 78 of the Proxy Statement to disclose the implied value of the Common Stock issued in the exchanges.

34.	The Company disclosed whether the recapitalization agreements provide for termination fees and the amounts of those fees. See discussion of the $350,000 break-up fee under “GMSP Exchange Agreement” on page 83, the $233,333.33 break-up fee under “Stallings Investment Agreement” on page 89, and the $116,666.67 break-up fee under “Reis Investment Agreement” on page 93. Please also see the new discussion of these break-up fees included in the amended Proxy Statement on pages 8, 27 and 28.

Stallings Investment Agreement, page 76

35.	The Company has amended its disclosure on page 28 of the amended Proxy Statement to discuss the amount of the fee provided in the Stallings Investment Agreement.

Securities and Exchange Commission
November 17, 2004

Reis Investment Agreement, page 81

36.	The Company has amended its disclosure on pages 93 and 94 of the Proxy Statement to disclose whether Reis LLC currently has enough funds available to pay its obligations under the Reis Investment Agreement. The Company has also amended its disclosure on page 85 of the Proxy Statement to disclose whether Mr. Stallings currently has enough funds to meet his payment obligation under the Stallings Investment Agreement.

Other Matters, page 100

37.	The Company has amended its disclosure on pages 103 and 104 of the Proxy Statement to include discussion of an adjournments proposal.

Proxy Card

38.	Enclosed herewith please find images of all screens the Company’s shareholders may encounter when voting their shares through the internet.

FORM 10-K

39.	The Company intends to address the staff’s comments regarding its Form 10-K in future filings and believes it updated the relevant disclosure in its Form 10-Q Report for the Quarter ended September 30, 2004.

Item 10. Directors and Executive Officers of the Registrant, page 42

40.	The Company intends to address the staff’s comment in its next Form 10-K.

Legal Proceedings, page 25

41.	The Company intends to address the staff’s comment in its next Form 10-K.

Employee Benefit Plans, page 95

42.	The Company has amended its disclosure on pages 97, 100, 103 and 107 and 108 of the Proxy Statement to include the chart required by Item 14 of Schedule 14A. The Company included the “NEW PLAN BENEFITS” chart required by Item 10(a) of Schedule 14A following each of the Stallings Employment Agreement, Reis Employment Agreement and Anderson Amendment discussions, as well as a chart on pages 107 and 108 aggregating the three smaller charts and captioned “AGGREGATE NEW PLAN BENEFITS.” To the extent that the information required by Item 10(c) of Schedule 14A applies to the Proxy Statement, the Company deems each of the Stallings Employment Agreement, Reis Employment Agreement and Anderson Amendment to be part of a single new compensation plan. Therefore, the Company respectfully submits that the information set forth in Item 201(d) of Regulation S-K does not apply to the Proxy Statement.

Securities and Exchange Commission
November 17, 2004

6/30/04 FORM 10-Q

A.M. Best Rating, page 26

43.	The Company updated the disclosure regarding its A.M. Best Rating on page 29 of its Form 10-Q Report for the Quarter ended September 30, 2004 filed with the SEC on November 15, 2004 to comply with the staff’s comment.

* * *

The Company is sending to you under separate cover a statement in writing acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We would appreciate the Staff’s prompt attention to this response. Please direct questions or requests to Byron F. Egan of Jackson Walker L.L.P. at (214) 953-5727.

Very truly yours,

/s/ Byron F. Egan

BFE:lh
cc: Glenn W. Anderson